SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE TO
                               (Rule 14d-100)
               Tender Offer Statement Under Section 14(d)(1)
         or Section 13(e)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 1)


                        MOTOR CARGO INDUSTRIES, INC.
                     (Name of Subject Company (Issuer))


                         UNION PACIFIC CORPORATION
                    (Names of Filing Persons (Offeror))


                         Common Stock, No Par Value
                       (Title of Class of Securities)


                                 619907108
                   (CUSIP Number of Class of Securities)


                            Carl W. von Bernuth
                   Senior Vice President, General Counsel
                               and Secretary
                         Union Pacific Corporation
                             1416 Dodge Street
                              Omaha, NE 68179
                               (402) 271-5777

                    (Name, address and telephone number
                  of person authorized to receive notices
              and communications on behalf of filing persons)

                              With a copy to:

                           Paul T. Schnell, Esq.
                         Richard J. Grossman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                          Telephone: 212-735-3000


[__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

              [X ]    third-party tender offer subject to Rule 14d-1.
              [__]    issuer  tender offer subject to Rule 13e-4.
              [__]    going-private transaction subject to Rule 13e-3.
              [__]    amendment to Schedule 13D under Rule 13d-2.

              Check the following box if the filing is a final amendment reporting the results of the tender offer: [__]


                       Amendment No. 1 to Schedule TO


                  This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on October 31, 2001, relates to the offer by Union Pacific Corporation, a Utah corporation ("Union Pacific"), to exchange each outstanding share of common stock of Motor Cargo Industries, Inc. ("Motor Cargo"), no par value (collectively, the "Shares"), for either (i) 0.26 of a share of common stock, par value $2.50 per share, of Union Pacific ("Union Pacific Stock"), or (ii) $12.10 in cash, at the election of the holder of each Share and upon the terms and subject to the conditions set forth in the Preliminary Prospectus, dated October 31, 2001 (the "Preliminary Prospectus"), and in the related Letter of Election and Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2) respectively to the Schedule TO (the Letter of Election and Transmittal together with the Preliminary Prospectus, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Preliminary Prospectus.

Item 11.          Additional Information.

                  Item 11 of the Schedule TO is hereby amended and supplemented to add to the end the following:

                  "Union Pacific and Motor Cargo were granted early termination of the waiting period imposed by the HSR Act on November 9, 2001 by the Department of Justice and the Federal Trade Commission, thereby satisfying one of the conditions to the Offer."


                                 SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         UNION PACIFIC CORPORATION


                         By:  /s/Carl W. von Bernuth, Esq.
                            -------------------------------
                         Name:  Carl W. von Bernuth, Esq.
                         Title: Senior Vice President,
                                General Counsel and Secretary


Dated: November 13, 2001